Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

May 9, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:     Diebold Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 8-K filed February 13, 2014
File No. 001-04879
Gentlemen:
Diebold Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 11, 2014 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed March 3, 2014 and its Current Report on Form 8-K filed February 13, 2014 (the "Form 8-K").
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33

1.
We note from disclosure on page 61 that during 2013, you changed your assertion regarding the indefinite reinvestment of foreign subsidiary earnings due to forecasted cash needs in the U.S. and strategic decisions related to the your capital structure. We further note that you repatriated foreign earnings of approximately $55,000. Please tell us what consideration was given to disclosing the amount of cash repatriated as well as nature, timing of repatriation and the resulting impact on liquidity and capital resources.

Response: The disclosure on page 61 of the 2013 Form 10-K indicates that we have recognized tax expense of $55,000 related to repatriation of foreign earnings. We disclosed our total global liquidity in tabular format on page 34 of the Form 10-K. We repatriated approximately $250,000 of cash to the United States during 2013 and also shifted a portion of our outstanding debt from the United States to offshore borrowings as our line of credit allows for both domestic and foreign based borrowings. No additional debt was incurred as a result of the repatriation. There was negligible impact to the Company's total liquidity and capital resources and, therefore, none was disclosed. Furthermore, we have disclosed the amount of cash that is in foreign geographies that could be subject to adverse tax impacts if the underlying earnings in those geographies were to be repatriated.

Consolidated Statements of Comprehensive (Loss) Income, page 47

2.
We note disclosure on page 71 of events that impacted accumulated other comprehensive loss such as curtailments and settlements. Please clarify whether any of the transactions related to these events represented reclassification adjustments requiring separate disclosure under ASC 220-10-45-15 and 17.

Response: We disclosed the location of reclassification adjustments on page 54 of the 2013 Form 10-K. Beginning with the Form 10-Q for the quarterly period ended March 31, 2014 filed on May 5, 2014 (the "2014 Form 10-Q"), we presented the aforementioned information in a tabular format. The tabular disclosure for the year ended December 31, 2013 is shown in our response to comment 4 below.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Error Correction & Reclassification, page 50

3.
We note that during the second quarter of 2013, you identified an error related to prior year periods for Brazilian indirect tax incentives and you determined that the error is not material to each year presented. Please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected by the error, including quarterly periods, and tell us how you considered each of the qualitative factors.

Response: As part of our assessment of internal control over financial reporting, we identified a material weakness pertaining to manufacturing and supply chain processes related to indirect tax incentives in one of our Brazilian subsidiaries. During the second quarter of 2013, as part of remediation of this material weakness, we identified an error related to prior-year periods for certain Brazilian indirect tax incentives that were not appropriately recognized.

Management determined that the correction of the prior-year amounts for each respective year was not material to each prior-year period and recorded the correction retrospectively. The following table summarizes the quarterly impact of the Brazil indirect tax accrual:

(In thousands)	2012
	Q4	Q3	Q2	Q1
Brazil indirect taxes	$(1,634)	$(1,633)	$(1,633)	$(1,633)
Tax effect on Brazil indirect taxes	421	421	420	420
Total impact to net income attributable to Diebold, Inc.	$(1,213)	$(1,212)	$(1,213)	$(1,213)

Full year NIBT (reported)	117,426	117,426	117,426	117,426
	(1.0)%	(1.0)%	(1.0)%	(1.0)%
Full year NIBT (adjusted)*	156,083	156,083	156,083	156,083
	(0.8)%	(0.8)%	(0.8)%	(0.8)%
(Loss) income from continuing operations (reported)	(4,300)	18,064	27,792	45,965
	2.7%	(0.6)%	(0.4)%	(0.2)%
Income (loss) from continuing operations (adjusted)*	23,758	18,064	27,792	45,965
	(0.5)%	(0.6)%	(0.4)%	(0.2)%
Net (loss) income (reported)	(7,425)	18,064	27,792	45,965
	1.5%	(0.6)%	(0.4)%	(0.2)%
Net income (loss) (adjusted)*	20,633	18,064	27,792	45,965
	(0.6)%	(0.6)%	(0.4)%	(0.2)%
Net (loss) income attributable to Diebold, Inc.	(10,645)	17,434	26,502	45,163
	1.1%	(0.7)%	(0.4)%	(0.3)%
Retained earnings	996,834	996,834	996,834	996,834
	—%	—%	—%	—%
* Adjusted financial statement amounts include items added back that are unusual in nature and not indicative of the ongoing operations of the Company. The Company included its expense incurred in relation to its shareholder lawsuit, its Foreign Corrupt Practice Act expense, expenses incurred to buy-out of certain deferred terminated vested participants within the pension plan, goodwill impairment charges and certain income tax adjustments.

The following table summarizes the annual rollover and iron curtain impact of the Brazil indirect tax accrual:

(In thousands)	2012		2011		2010
	Iron Curtain	Rollover	Iron Curtain	Rollover	Iron Curtain	Rollover
Brazil indirect taxes	$(24,958)	$(6,533)	$(18,425)	$(5,455)	$(12,970)	$(4,274)
Tax effect on Brazil indirect taxes**	6,469	1,682	4,787	4,787	—	—
Total impact to net income attributable to Diebold, Inc.	$(18,489)	$(4,851)	$(13,638)	$(668)	$(12,970)	$(4,274)

Full year NIBT (reported)	117,426	117,426	164,392	164,392	(2,397)	(2,397)
	(15.7)%	(4.1)%	(8.3)%	(0.4)%	541.1%	178.3%
Full year NIBT (adjusted)*	156,083	156,083	167,642	167,642	166,317	166,317
	(11.8)%	(3.1)%	(8.1)%	(0.4)%	(7.8)%	(2.6)%
(Loss) income from continuing operations (reported)	87,521	87,521	151,577	151,577	(16,958)	(16,958)
	(21.1)%	(5.5)%	(9.0)%	(0.4)%	76.5%	25.2%
Income from continuing operations (adjusted)*	115,579	115,579	117,658	117,658	129,042	129,042
	(16.0)%	(4.2)%	(11.6)%	(0.6)%	(10.1)%	(3.3)%
Net (loss) income (reported)	84,396	84,396	152,100	152,100	(16,683)	(16,683)
	(21.9)%	(5.7)%	(9.0)%	(0.4)%	77.7%	25.6%
Net income (adjusted)*	112,454	112,454	118,181	118,181	129,317	129,317
	(16.4)%	(4.3)%	(11.5)%	(0.6)%	(10.0)%	(3.3)%
Net (loss) income attributable to Diebold, Inc.	78,454	78,454	144,815	144,815	(20,252)	(20,252)
	(23.6)%	(6.2)%	(9.4)%	(0.5)%	64.0%	21.1%
Retained earnings	996,834	996,834	929,210	929,210	919,296	919,296
	(1.9)%	(0.5)%	(1.5)%	(0.1)%	(1.4)%	(0.5)%
* Adjusted financial statement amounts include items added back that are unusual in nature and not indicative of the ongoing operations of the Company. The Company included its expense incurred in relation to its shareholder lawsuit, its Foreign Corrupt Practice Act expense, expenses incurred to buy-out of certain deferred terminated vested participants within the pension plan, goodwill impairment charges and certain income tax adjustments.

** 2010 had no income tax effect as Brazil had recorded a valuation allowance against its deferred tax assets. Incremental tax benefit in 2011 represents a reversal of this valuation allowance.

The following qualitative items were considered:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
The reserve associated with the Brazilian indirect taxes represents a probable loss based on our analysis of the local tax statute. This accrual represents management’s best estimate of potential losses for the tax exposure after consultation with our tax advisers and legal counsel.

2.	Whether the misstatement masks a change in earnings or other trends.
Based on the amounts per period, this adjustment does not mask a change in earnings or other trends.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
The adjustments would not have caused a change in missing or meeting analyst expectations for the annual periods. The following table provides a summary of the final consensus expectation and actual non-GAAP results:

	Consensus Expectation	Actual Results	Impact of Correction of Error
2012	$2.25 - $2.30	$2.07	$0.08
2011	$2.15 - $2.25	$2.74	$0.02
2010	$2.05 - $2.10	$2.33	$0.06

4.	Whether the misstatement changes a loss into income or vice versa.
The adjustment does not change a loss to income or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Our reportable segments are based on geography. The Brazilian indirect tax item impacted the Diebold International ("DI") segment operating profit by the amounts included in the tables above. The following table summarizes the impact to the DI segment:

	2012	2011	2010
Segment operating profit (loss) before error correction	$21,116	$32,561	$(82,824)
Impact of error correction	(6,533)	(5,455)	(4,274)
Adjusted segment operating profit (loss)	$16,595	$29,117	$(85,088)

The overall performance of the DI segment is also influenced by operations in Latin America, Europe, Middle East and Africa and Asia Pacific.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
The Company does not operate within a regulatory environment; therefore, the effects of the adjustments on regulatory requirements would not apply.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
The adjustment does not affect our compliance with any loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation (bonuses, etc).
Management’s compensation is determined by the Compensation Committee of the Board of Directors based on the non-GAAP results. Because the adjustment does not materially impact the GAAP results, it would not materially impact our non-GAAP result and therefore would not have the effect of increasing management’s compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.
The adjustment does not involve a concealment of an unlawful transaction.

10.	Volatility of the price of the registrant’s securities as a result of announcing the misstatement.
The Company announced its preliminary results on August 6, 2013. The closing price of its common stock was $33.04 on August 5, 2013 and $31.31 on August 6, 2013. Our common stock continued to trade between $30.11 and $31.00 through August 15, 2013. While our common stock price did decline, we attribute that to the operational performance of the Company, which resulted in second quarter revenue declines of 4.9 percent compared to the prior-year period.

Based on quantitative and qualitative factors presented above under the rollover method, management determined the error was not material to previously issued financial statements. In accordance with SAB 108, management revised its previously issued financial statements and provided disclosure of the error correction within Note 1 to the consolidated financial statements included in the 2013 Form 10-K.

Comprehensive Income, page 54

4.
With regard to your schedule of accumulated other comprehensive loss, please tell us what consideration was given to providing changes in accumulated balances pursuant to ASC 220-10-45-14A. Also, refer to ASC 220-10-55-15 for implementation guidance on disclosure of accumulated balances for components of other comprehensive income as a separate disclosure in the notes to financial statements.

Response: Beginning with the 2014 Form 10-Q, we presented the aforementioned information in a tabular format in Note 4 to the condensed consolidated financial statements.

We will present the information in future filings substantially consistent with the following:

NOTE X: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table summarizes the changes in the Company’s accumulated other comprehensive loss (AOCI), net of tax, by component for the year ended December 31, 2013:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post-retirement Benefits	Unrealized Gain on Securities, Net	Other	Accumulated Other Comprehensive Loss
Balance at December 31, 2012	$68,393	$(4,728)	$(1,466)	$(152,475)	$119	$(882)	$(91,039)
Other comprehensive (loss) income before reclassifications (1)	(70,802)	2,844	698	78,182	3,932	1,162	16,016
Amounts reclassified from AOCI	—	—	(192)	22,266	(1,372)	—	20,702
Net current-period other comprehensive (loss) income	(70,802)	2,844	506	100,448	2,560	1,162	36,718
Balance at December 31, 2013	$(2,409)	$(1,884)	$(960)	$(52,027)	$2,679	$280	$(54,321)
1) Other comprehensive (loss) income before reclassifications within the translation component excludes $533 of translation attributable to noncontrolling interests.

The following table summarizes the details of amounts reclassified from AOCI for the year ended December 31, 2013:

	Amount Reclassified from AOCI	Affected Line Item in the Statement of Operations
Interest rate hedges (net of tax of $(132))	$(192)	Interest expense
Pension and post-retirement benefits:
Prior service cost recognized during the year (net of tax of $(308))	(493)	(1)
Net actuarial losses recognized during the year (net of tax of $5,762)	9,130	(1)
Prior service cost recognized due to curtailment (net of tax of $803)	1,272	(1)
Settlements (net of tax of $7,799)	12,357	(1)
	22,266
Unrealized gain on securities, net (net of tax of $(81))	(1,372)	Investment income
Total reclassifications for the period	$20,702
1) Pension and other post-retirement benefits AOCI components are included in the computation of net periodic benefit cost (refer to note 12 to the consolidated financial statements).

Note 4. Income Taxes, page 60

5.
We note that as of December 31, 2013, you had $426 million of undistributed earnings in foreign subsidiaries which you considered to be permanently reinvested. In light of your recent repatriation of foreign earnings, please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Also describe the evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely. In this regard, we note from disclosure on page 33 that as of December 31, 2013, 98.8 percent of your cash, cash equivalents and short-term resided in international tax jurisdictions.

Response: We assess specific plans for reinvestment of undistributed earnings of our foreign subsidiaries to determine if remittance of the earnings will be postponed indefinitely. The majority of foreign earnings that we expect to remain permanently reinvested are located in our Brazilian and Chinese subsidiaries. At December 31, 2013, $363,521 or 77 percent of our cash and cash equivalents and short-term investments resided in our Brazilian and Chinese subsidiaries. Due to the location of the Brazilian manufacturing facility in an economic development area in Northern Brazil, the repatriation of earnings from this jurisdiction may incur significant local tax expense as well as U.S. tax cost. In addition, this cash earns a higher rate of return than U.S. investments and, therefore, reversal of the outside basis difference can and will be postponed indefinitely. We believe Brazil is a strategic geography for future growth and have evaluated various potential acquisition candidates over the past several years in this region, including our recent acquisition of GAS Tecnologia. Historical earnings within our Chinese subsidiary are used for working capital needs. Although future earnings from our Chinese subsidiary are available for repatriation, historical earnings are used to support business growth. We currently anticipate that the Chinese historical earnings will remain indefinitely reinvested. While over 98 percent of our cash is in foreign geographies, we routinely generate operating cash in the United States and incremental cash through intercompany transfer pricing and royalty arrangements. We believe we have ample liquidity to fund our U.S. needs as noted in our liquidity table on page 34 of the 2013 Form 10-K.

Note 12. Benefit Plans, page 70

6.
Please tell us the nature and classification of the expenses related to pre-tax reduction in AOCI of $52,462 attributable to the decrease in long-term pension liabilities. Explain the basis for using a discount rate of 5.06% as of July 31, 2013 in deriving the $71,000 actuarial gain. In this regard, explain to us how the AOCI reduction is reflected in your financial statements and disclosed in Note 12. Pension benefits, Change in benefit obligation table. The amount does not readily reconcile to the $54,455 net actuarial losses recognized due to curtailment in 2013 within your AOCI table.

Response: The pension expense related to freezing of certain pension and supplemental executive retirement plan ("SERP") benefits of $809 was recorded within selling and administrative expense in our Consolidated Statements of Operations and disclosed in Note 12 to the consolidated financial statements contained in the 2013 Form 10-K. The pre-tax reduction in AOCI was attributable to a $52,638 reduction in long-term pension liabilities. A reconciliation of the impact is provided in our response to comment 7 below.

The freezing of certain pension plan benefits in July triggered a re-measurement of our liability using current assumptions for all inputs of the calculation, including the discount rate. We determined that our pension discount rate was 5.06% at the July 31, 2013 period. As disclosed in Note 1 to the consolidated financial statements and critical accounting policies within Item 7 of the 2013 Form 10-K, the discount rate was determined by analyzing the average return of high quality fixed income investments and the year over year comparison of certain widely used benchmark indices at that date. The process for establishing the July 31, 2013 discount rate was consistent with the process utilized at our annual plan measurement date.
The reduction in AOCI of $52,462 disclosed in Note 12 represents the net actuarial gains recognized due to curtailment related to the freezing of certain pension and SERP benefits. After further review, we concluded this amount should have been disclosed as $52,550. In addition, there was a reduction in AOCI of $1,905 in the first quarter of 2013 related to the termination of certain executives that was not separately disclosed. In future filings, we will amend our amount and provide the impact of each component in AOCI. Please refer to the table provided in response to comment 7 below for additional information.

7.	Within the "Pension Benefits change in benefit obligation table" for 2013 please explain how the curtailment amount of $45,858 reconciles to the curtailment disclosures on page 70.

Response: The $(45,858) curtailment amount within the "pension benefits change in benefit obligation table" includes $8,704 related to the voluntary early retirement plan ("VERP"), as disclosed on page 70 of the 2013 Form 10-K, $(1,924) related to the termination of certain executive in the first quarter of 2013 and $(52,638) related to the July 2013 pension freeze. The following table details the impact of the curtailments by the accounts impacted:

in thousands	(a)	(b)	(c)
	Executive Termination	Plan Freeze	VERP	Total Curtailments
Liability (gain) loss due to event	$(1,924)	$(52,638)	$8,704	$(45,858)
Reduction in AOCI	1,905	52,550	—	54,455
(Income) expense immediately recognized	(19)	(88)	8,704	8,597
Prior service cost immediately recognized	1,178	897	—	2,075
Total immediate cost recognized	$1,159	$809	$8,704	$10,672

(a)	Amounts represent the curtailment loss as a result of termination of certain executives in the first quarter of 2013.

(b)	Amounts represent the curtailment associated with freezing of certain pension and supplemental executive retirement plan benefits in July 2013.

(c)	Amounts represent the curtailment associated with the VERP.

8.
Please explain to us why the 4th quarter 2013 voluntary early retirement program pension plan asset distributions are characterized as, or resulted in what are described as "non-cash" pension charges of $67,593.

Response: The distributions for the VERP were made from the pension trust and no additional funding was required by the Company. It is further noted that the Company does not anticipate the need to fund any additional assets to the trust in 2014, although it may elect to do so on a voluntary basis.

9.
With respect to the 2013 pension settlements, curtailments and special termination benefits we note your accounting policies do not disclose how you account for these events. Please describe to us the accounting policies applied to these events and revise future filings to disclose this policy information.

Response: The accounting policy disclosed in Note 1 to the consolidated financial statements will be revised in future filings, as applicable, substantially consistent with the following:

"Pensions and Other Post-retirement Benefits Annual net periodic benefit expenses, including those related to settlements, curtailments and special termination benefits, and amounts recognized in the balance sheet are determined on an actuarial basis. Assumptions used in the actuarial calculations may have a significant impact on plan obligations and expense."

Note 19. Segment Information, page 83

10.
It is not clear how you have provided or addressed fully the disclosures of segment assets; explained the factors used to identify your reportable segments or described the types of products and services from which each of your reportable segments derives its revenues. For example, clarify for us what is the difference between regional and condensed geographic areas. Tell us how you considered the guidance related to the foregoing in ASC 280-10-50-21, 22, 25 and 26.

Response: In the second quarter of 2013, the Company named its President and Chief Executive Officer ("CEO"), who is also the chief operating decision maker ("CODM"). The segment structure was updated in the fourth quarter of 2013 to align with changes to information provided to the CODM resulting from strategic and organizational changes made throughout 2013. The current CODM package provides information on a regional basis and includes the operating results of North America ("NA"), Asia Pacific ("AP"), Europe, Middle East & Africa ("EMEA"), Latin America ("LA") and Brazil. The CODM package is used to evaluate the operating performance of the business and to allocate resources between the regions. Each of these regions were determined to be operating segments. In applying the guidance of ASC 280, we have determined our operating segments are the same as our reportable segments. As disclosed in Note 19 to the consolidated financial statements contained in the 2013 Form 10-K, these regional segments sell and service financial self-service and security systems around the globe. Additionally, the Brazil segment also sells election and lottery solutions. Our prior segments consisted of Diebold North America and DI, which represented a more condensed geographic presentation.

The CODM package does not specifically measure the following items related to the reportable segments and, as such, these items are not included in our disclosure:

•	Total assets

•	Interest revenue and expense

•	Capital expenditures

We currently do not distinguish our total assets, interest revenue and expense or capital expenditures among segments. After reviewing the Staff’s comment and to further enhance our disclosures, we added the following language beginning with the 2014 Form 10-Q and continuing in future filings, as applicable, substantially consistent with the following:

"Total assets are not allocated to segments and are not included in the assessment of segment performance and, therefore, are excluded from the segment information."

We track property, plant and equipment, at cost and depreciation and amortization expense by segment; as such, this information was disclosed beginning in the 2014 Form 10-Q and will be provided in future filings.

Form 8-K Filed February 13, 2014

Exhibit 99.1

11.	We note your presentation of non-GAAP measures and have the following comments:

•
With regard to the adjustments for non-routine expenses and amortization, please tell us what consideration was given to providing a further break-out of the significant components of this line item in your reconciliation and an explanation for each such component. For example, items such as pension charges would appear to warrant separate disclosure and a qualitative statement regarding what the adjustment represents in the context of your pension accounting policy;

•
Your disclosure that management "believes excluding net restructuring charges/(benefits), non-routine expenses/income and impairment charges, as well as deferred tax expense on foreign cash repatriation, is useful to investors because it provides an overall understanding of the company's historical financial performance and future prospects" does not clearly describe how the non-GAAP measures are useful. In future filings, please revise to clarify your disclosure regarding the usefulness of these measures. Also, your disclosure should pertain to the non-GAAP measures themselves as opposed to the adjustments;

•
We further note your disclosure that "exclusion of these items permits evaluation and comparison of results for the company's core business operations." Please clarify why you believe each adjustment is unrelated to your core operations. In this regard, clarify how the recognition of income tax on earnings in foreign jurisdictions is not considered part of your core operations; and

•
You indicate that the Brazil valuation allowance is excluded from your non-GAAP results "because of the unusual amount of this item." Please clarify your basis for including an adjustment based on its amount.

Refer to Item 10(e)(1)(i) of Regulation S-K and Item 2.02 of Form 8-K.

Response: In the first quarter of 2014, we provided a description of the significant components, based on management's judgment, of adjustments included in the non-GAAP financial measures in a footnote to the reconciliation contained in our earnings release for the first quarter of 2014 (the "2014 Earnings Release") attached as an exhibit to our Current Report on Form 8-K filed on April 29, 2014 and will continue to provide this disclosure in future earnings releases, as applicable.

We believe that the non-GAAP financial measures we employ and include in our earnings releases provide the investors useful information about our core business. This is described more fully in our notes regarding the non-GAAP financial measures. The following disclosure was included in the 2014 Earnings Release and language substantially consistent with the following will be provided in future earnings releases, as applicable:

"To supplement our condensed consolidated financial statements presented in accordance with GAAP, the company considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP results, adjusted earnings per share, free cash flow/(use) and net investment/(debt). The company uses these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. Also, the company uses these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals. The company also believes providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors evaluate our operating and financial performance and trends in our business, consistent with how management evaluates such performance and trends. The company also believes these non-GAAP financial measures may be useful to investors in comparing its performance to the performance of other companies, although its non-GAAP financial measures are specific to the company and the non-GAAP financial measures of other companies may not be calculated in the same manner."

Additionally, we have described significant adjustments included in the non-GAAP financial measures to provide our investors a better understanding of our results. We include the same adjustments for internal reporting, which is used to evaluate and manage the business.

•
Restructuring charges related to the multi-year realignment focused on globalizing the Company's service organization and creating a unified center-led global organization for research and development, as well as transforming the company's general and administrative cost structure. These charges largely consist of severance benefits associated with involuntary termination. As these charges impacted our GAAP gross margin and operating profit, we excluded them for non-GAAP purposes to remove their volatility so the reader can focus on our core operations.

•
Non-routine expenses and amortization primarily related to executive severance, pension charges related solely to the VERP, as well as legal costs and settlements associated with Foreign Corrupt Practices Act (FCPA) and the Securities and Exchange Commission (SEC) investigations. As these charges impacted our GAAP gross margin and operating profit, we excluded them for non-GAAP purposes to remove their volatility so the reader can focus on our core operations.

•
Impairment charges represented discrete write-offs of tangible and intangible assets. As these charges impacted our GAAP operating profit, we excluded them for non-GAAP purposes to remove their volatility so the reader can focus on our core operations.

•
Deferred tax expense on foreign cash repatriation represented the tax charge related to the initial recognition of the tax effect of the outside basis difference in our investment in certain foreign affiliates. We excluded this amount from our non-GAAP earnings due to the significant impact on the Company's tax rate. We did not exclude the current year effect of providing U.S. taxes for earnings in these foreign affiliates. By excluding this amount, it provides a non-GAAP tax expense that is consistent with the ongoing operations of the Company.

The GAAP and non-GAAP financial measures reported in the earnings release for the fourth quarter of 2013 (2013 Earnings Release) include the impact of the valuation allowance on Brazil deferred tax assets. The non-GAAP reconciliation presented on page 5 of the 2013 Earnings Release indicates total adjusted EPS (non-GAAP measure), which includes the effect of the valuation allowance on Brazil deferred tax assets. The total adjusted EPS (non-GAAP measure) excluding valuation allowance on Brazil deferred tax assets provides an adjusted non-GAAP EPS that is consistent with the ongoing operations of the Company.

***
In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-6857.
Sincerely,
/s/ Christopher A. Chapman
Christopher A. Chapman
Vice President, Global Finance
(Principal Financial Officer)